U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-19508

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

BNCCORP, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal office:

BNCCORP, Inc.

322 East Main

Bismarck, North Dakota 58501

BNCCORP, INC. 401(K) SAVINGS PLAN

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the

BNCCORP, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BNCCORP, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 19, 2006

BNCCORP, INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
	2005	2004
Assets:
Investments:
Cash and cash equivalents	$1,219,316	—
Certificates of deposit	—	1,350,083
Foreign certificates of deposit	209,590	170,235
Mutual funds	9,070,027	6,879,084
Common stock of BNCCORP, Inc.	2,202,601	2,843,198
Common/collective trust	127,382	97,834
Loans to participants	183,138	189,466
Total investments	13,012,054	11,529,900
Employer contributions receivable	469,705	417,447
Total assets	13,481,759	11,947,347
Liabilities:
Accrued expenses	213	—
Total liabilities	213	—
Net assets available for benefits	$13,481,546	11,947,347
The accompanying notes are an integral part of these financial statements.

BNCCORP, INC. 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004
	2005	2004
Investment income (loss):
Loan interest income	$10,478	9,835
Interest	338,605	179,508
Net (depreciation) appreciation in fair value	(132,357)	318,469
Total investment income	216,726	507,812
Contributions:
Participant	1,258,015	1,113,237
Employer	469,705	373,733
Rollover	223,706	238,329
Total contributions	1,951,426	1,725,299
Less benefit payments	633,953	864,584
Increase in net assets available for plan benefits	1,534,199	1,368,527
Net assets available for plan benefits:
Beginning of year	11,947,347	10,578,820
End of year	$13,481,546	11,947,347
The accompanying notes are an integral part of these financial statements.

BNCCORP, INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan
(a)	General

The BNCCORP, Inc. 401(k) Savings Plan (the Plan) was established effective February 1, 1992 as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code) and includes a cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

BNCCORP, Inc. (the Company) is the sponsor and administrator of the Plan and BNC National Bank (the Bank) is named as trustee. Raymond James & Associates, Inc. and the individual mutual fund companies are the asset custodians and are responsible for holding the assets of the Plan. The Bank as trustee is responsible for executing investment transactions at the direction of plan participants and the Plan advisory committee.

Expenses related to the management, operation and administration of the Plan are paid by the Company. Administration expenses totaled $80,800 for the year ended December 31, 2005 and $76,400 for the year ended December 31, 2004.

(b)	Eligibility and Contributions

Employees of the Company who have attained the age of 21 are eligible to enter into the elective deferral portion (Internal Revenue Code 401(k)) of the Plan on the first day of the month following their date of hire. Employees who are participating in the elective deferral portion of the Plan and have completed one year of service are eligible to receive the company matching contribution beginning with the first day of the following January or July.

Employees of the Company who have attained age 21 and have completed two years of service become eligible for the discretionary company contribution on the first day of the following January or July.

Participants can make salary deferral contributions (employee contributions) to the Plan of up to 75 percent of their annual compensation, subject to certain annually adjusted maximum amounts permitted by the Code. In addition, participants can elect to contribute amounts representing distributions from other qualified plans (rollover contributions).

The Plan allows the Company to make matching discretionary contributions on a portion of each employee’s contribution and to make a discretionary profit-sharing contribution to eligible participants of the Plan. In 2005 and 2004, the Company matched 50 percent of eligible participants’ deferrals, with a maximum match of 5 percent of compensation. The Company made matching discretionary contributions of $464,705 and $374,325 for the years ended December 31, 2005 and 2004, respectively. There were no discretionary profit-sharing contributions made to the Plan during the years ended December 31, 2005 or 2004. The company also made a $5,000 qualified nonelective contribution for the year ended December 31, 2005.

(Continued)

BNCCORP, INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(c)	Participant Accounts

Each participant’s account is credited semi-monthly with salary deferral contributions. Each participant’s account is credited annually with matching Company contributions and discretionary Company contributions. The matching contribution is allocated as a percentage of each active participant’s salary deferral for the year. The discretionary company contribution shall be allocated to the active participants based on each participant’s compensation as a percentage of total participants’ compensation.

The Plan assets are valued daily except with respect to the BNC Global Balanced Collective Investment Fund in which plan earnings are allocated to each participant’s account based on the proportion of the participant’s account to all participant accounts within each individual fund as of the preceding valuation date.

Participants of the Plan may direct their contributions and Company contributions to any one or a combination of the following funds maintained and held by the asset custodians and may change their investment options daily.

Fund	Type of investment
ABM AMRO Mid-Cap Growth	Mid-cap blend fund
American Century International Bond	International bond
American Century Ultra	Large growth fund
American Funds – Bond Fund of America	Intermediate bond fund
American Funds – Growth Fund of America	Large growth fund
American Funds – Investment Company of America	Large value fund
American Funds – New Perspective	World stock fund
American Funds – Small Cap World	Small-cap growth fund
American Funds – Washington Mutual Investors	Large value fund
BNC Global Balanced Collective Investment Fund	Growth and income fund
BNC Money Market Fund	Money Market Account at BNC National Bank
BNCCORP, Inc. Stock	Company stock
Cohen & Steers Realty Fund	Special real estate fund
Dodge & Cox Stock Fund	Large value fund
Evergreen Precious Metals	Special precious metal fund
Foreign Certificate of Deposit	Foreign certificate of deposit
Legg Mason Value Trust	Large value fund
Loomis Sayles Bond	Long-term bond
Loomis Sayles Small Cap Growth	Small growth fund
Mairs & Power Growth	Mid-cap blend fund
Oppenheimer International Bond	International bond
PIMCO Commodity Real Return Strategy	Special national resource fund
PIMCO Real Return	Intermediate term bond
PIMCO Total Return	Intermediate term bond
T. Rowe Price Growth	Large blend fund

(Continued)

BNCCORP, INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Fund	Type of investment
T. Rowe Price Mid-Cap Growth	Mid-cap growth fund
Vanguard Energy Portfolio	Special national resource fund
Vanguard European Stock Index	European stock fund
Vanguard GNMA Fixed Income	Intermediate government bond
Vanguard Small Cap Index	Small blend fund
Vanguard US Growth	Large growth fund
Vanguard 500 Index	Large blend fund
(d)	Vesting

All contributions and earnings thereon made by participants and the Company after December 31, 1996, are immediately vested and nonforfeitable.

(e)	Distributions to Participants

Generally, participants are not entitled to withdraw amounts from the Plan prior to age 65. However, participants may receive in-service distributions from rollover and employee contribution accounts after reaching age 50, and early withdrawal amounts are allowed after reaching age 59 ½ or in times of financial hardship, as defined in the Plan. Upon termination of employment, death or disability, participants are entitled to a distribution of their interest in the Plan. The benefits may be paid in the form of a lump sum, installment payments, a qualified joint or survivor annuity, or employer securities.

(f)	Loans to Participants

A participant may obtain a loan ($1,000 minimum) for a specified financial need. If the participant’s balance is $20,000 or less, the maximum amount of the loan is the lesser of $10,000 or the participant’s vested balance. If the participant’s balance is greater than $20,000, the maximum amount of the loan is the lesser of $50,000 or 50% of the participant’s vested balance. The term of the loan may not be less than 12 months or exceed five years, unless the loan is used to acquire a principal residence. Loans are collateralized by the participant’s remaining account balance. Interest (5.25 to 7.25 percent for loans originating during 2005 and 4.00 to 5.00 percent for loans originating during 2004) is based on similar rates charged by a financial institution for a loan in a similar circumstance.

(g)	Amendment and Termination of the Plan

Although it has not expressed any intent to do so, the Company reserves the right to amend or terminate the Plan at any time. The Plan is terminated when the Company gives written notice of termination. At that time participants would become 100% vested and the assets of the Plan will be distributed in accordance with the Plan’s provisions.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(Continued)

BNCCORP, INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(b)	Investments

Investments are carried at fair value as determined by the Plan’s asset custodians. Net changes in the fair value of investments during the year are reported as net unrealized gains or losses. Net realized gains or losses on investments sold are determined based on cost and recognized on trade date. The fees charged for the BNC Global Balanced Collective Investment Fund are netted against fund earnings.

(c)	Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Concentration of Market Risk

At December 31, 2005 and 2004, approximately 16% and 24%, respectively, of the Plan’s net assets were invested in the common stock of BNCCORP, Inc. The underlying value of the BNCCORP, Inc. common stock is entirely dependent upon the performance of BNCCORP, Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of BNCCORP, Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)	Investments

The fair values of individual assets that represent 5 percent or more of the Plan’s net assets at December 31 are as follows:

	2005	2004
Mairs & Power Growth	$962,254	731,849
BNC Certificate of Deposit	—	1,350,083
American Century Ultra	748,066	893,384
Dodge & Cox Stock Fund	1,367,198	994,139
BNCCORP, Inc. Stock	2,202,601	2,843,198
BNC Money Market Fund	1,219,316	—

(Continued)

BNCCORP, INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

During 2005 and 2004, realized and unrealized gain (loss) by investment type are as follows:

	2005	2004
Common/Collective Trust	$6,269	5,823
Common Stock	(669,544)	(288,956)
Mutual Funds	548,071	593,935
Foreign Certificate of Deposit	(17,153)	7,667
	$(132,357)	318,469

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 2003 that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(5)	Party-in-Interest Transactions

The accounts managed by the Company qualify as exempt party-in-interest transactions. The fees charged for the BNC Global Balanced Collective Investment Fund are netted against fund earnings.

(6)	Reconciliation of Financial Statements to the Form 5500

As of December 31, 2005 and 2004, the Plan had $2,668 and $2,100 of pending distributions to participants who elected distributions from their accounts. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2005	Distributions payable to participants	Benefit payments	Increase in net assets available for benefits	Net assets available for benefits
Per financial statements	$—	(633,953)	1,534,199	13,481,546
Current year accrual	(2,668)	(2,668)	(2,668)	(2,668)
Prior year accrual	—	2,100	2,100	—
Per the Form 5500	$(2,668)	(634,521)	1,533,631	13,478,878

(Continued)

BNCCORP, INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

December 31, 2004	Distributions payable to participants	Benefit payments	Increase in net assets available for benefits	Net assets available for benefits
Per financial statements	$—	(864,584)	1,368,527	11,947,347
Current year accrual	(2,100)	(2,100)	(2,100)	(2,100)
Prior year accrual	—	—	—	—
Per the Form 5500	$(2,100)	(866,684)	1,366,427	11,945,247

BNCCORP, INC. 401(k) SAVINGS PLAN
(Employer Identification Number: 45-0402816) (Plan Number: 001)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

Description	Shares/Units	Current value
ABN-AMRO Mid-Cap Growth	2,468	$58,913
American Century International Bond	3,329	43,381
American Century Ultra	24,861	748,066
American Funds – Bond Fund of America	23,113	305,559
American Funds – Growth Fund of America	3,992	123,178
American Funds – Investment Company of America	9,562	299,872
American Funds – New Perspective	3,324	95,174
American Funds – Small Cap World	2,889	101,886
American Funds – Washington Mutual Investors	2,687	82,879
BNC Money Market Fund*	1,219,316	1,219,316
BNC Global Balanced Collective Investment Fund*	7,738	127,382
BNCCORP, Inc. Stock*	172,753	2,202,601
Cohen & Steers Realty Fund	1,969	142,960
Dodge & Cox Stock Fund	9,964	1,367,198
Evergreen Precious Metals	15,213	673,040
Foreign Certificate of Deposit	213,355	209,590
Legg Mason Value Trust	7,267	499,212
Loomis Sayles Bond	10,497	142,339
Loomis Sayles Small Cap Growth	5,958	65,126
Mairs & Power Growth	13,422	962,254
Oppenheimer International Bond	21,845	125,830
PIMCO Commodity Real Return Strategy	21,285	314,385
PIMCO Real Return	13,628	151,003
PIMCO Total Return	5,365	56,334
T. Rowe Price Growth	9,855	279,881
T. Rowe Price Mid-Cap Growth	9,830	532,178
Vanguard Energy Portfolio	10,277	576,014
Vanguard European Stock Index	6,539	181,117
Vanguard GNMA Fixed Income	46,167	475,516
Vanguard Small Cap Index	15,755	449,346
Vanguard US Growth	3,335	59,863
Vanguard 500 Index	1,371	157,523
Loans to participants (interest rates ranging from 4.00% to 9.50%)*	183,138	183,138
Total		$13,012,054
*Denotes party in interest.
Note: Historical cost is omitted for participant-directed plans.
See the accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BNCCORP, INC. 401(k) SAVINGS PLAN

June 23, 2006	By:	/s/ Brian Mayer
Name: Brian Mayer
Title: Chairman, BNCCORP, Inc. 401(k) Savings Plan Administrative Committee

S-1

Exhibit Index

23.1	Consent of KPMG LLP

E-1